February 5, 2015

VIA EDGAR CORRESPONDENCE

Justin Dobbie

Legal Branch Chief

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc.

Registration Statement on Form S-1

Filed January 14, 2015

File No. 333-201481

Dear Mr. Dobbie:

This letter sets forth the responses of Chanticleer Holdings, Inc. (the “Company”) to the comments contained in your letter, dated February 3, 2015, relating to the Registration Statement on Form S-1 filed by the Company on January 14, 2015 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is concurrently submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the changes described in our responses below.

Incorporation by Reference, page 59

1. We note that you attempt to incorporate by reference your future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Please note that Form S-1 does not provide for incorporation by reference of subsequent periodic reports. Please revise accordingly. For guidance, please refer to Question 113.02 of the Compliance and Disclosure Interpretations on Securities Act Forms, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

We have revised Amendment No. 1 to remove any reference to incorporation by reference of subsequent periodic reports.

Exhibit Index

2. We note your disclosure on pages 47-52 as to the tax consequences of the offering and that the transaction may be tax-free to your shareholders. Please revise the exhibit index to indicate that you will be filing a tax opinion as an exhibit or tell us why such opinion is not required. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin, No. 19 (CF), footnote 39, Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

TEL (310) 889-0699 | Fax (310) 889-0699 | LibertasLaw.com | 225 Santa monica blvd., 11th floor, santa monica, Ca 90401

February 5, 2015

We have revised the exhibit index to Amendment No. 1 to indicate that we will be filing a tax opinion as an exhibit.

We trust that the foregoing is responsive to the comments contained in your letter dated February 3, 2015. If you have any questions, please contact me at (949) 355-5405.

We appreciate the Staff’s assistance in this matter.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu

Ruba Qashu

Tel: 949-355-5405

c: Michael D. Pruitt, Chanticleer Holdings, Inc.